EXHIBIT 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, no par value per share, of First Montauk Financial Corp. is being filed on behalf of each of the undersigned under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 23, 2006

/s/ Edward H. Okun
Edward H. Okun

FMFG OWNERSHIP, INC.

By:	/s/ Edward H. Okun
Name:	Edward H. Okun
Title:	President